AMER GROUP PLC

RESULTS FOR THE 2002 FINANCIAL YEAR

- Amer Group increased profitability
- Net sales EUR 1,101.9 million (2001: EUR 1,099.8 million)
- Operating profit EUR 103.0 million (2001: EUR 98.6 million)
- Profit before extraordinary items and taxes EUR 95.6 million (2001: EUR 89.3 million)
- Earnings per share EUR 2.95 (2001: EUR 2.90)
- Proposed dividend EUR 1.40 (2001: EUR 1.10)

AMER SPORTS

Wilson SUUNTO ATOMIC PRECOR USA

Amer Group's operating profit continued to grow in 2002. Net sales were similar to previous year. Cash flow from operating activities was strong and the balance sheet remained healthy.

The global economy did not recover during the year and conditions in the sports equipment market were challenging. The Golf Division did, however, return to profitability, whilst Atomic increased its market share in the declining winter sports market and sustained its excellent level of profitability.

In the fourth quarter Amer Group expanded its operations into the fitness equipment market with the acquisition of Precor in the United States.

The Board of Directors proposes that a dividend of EUR 1.40 per share be paid for the 2002 financial year, which represents a dividend ratio of 49%. A dividend of EUR 1.10 per share was paid for the 2001 financial year. According to the Board's proposal the record date will be 25 March 2003 and the dividend will be paid on 1 April 2003.

NET SALES AND RESULTS

The Group's net sales were EUR 1,101.9 million (2001: EUR 1,099.8 million). The acquisition of the US fitness equipment manufacturer Precor in October boosted net sales in 2002 by EUR 39.5 million whilst foreign exchange rate movements reduced net sales by an estimated EUR 38 million, due mainly to the strengthening of the euro against the US dollar. Precor is included in Amer Group's consolidated financial statements from 1 November 2002.

Geographically, 51% of net sales were generated in North America, 37% in Europe, 5% in Japan, 3% in Asia Pacific and 4% from the rest of the world. Sales rose by 3% in Europe, but declined by 1% in North America, 7% in Japan, 3% in Asia Pacific and 2% from the rest of the world.

The Group's operating profit amounted to EUR 103.0 million (2001: EUR 98.6 million), representing 9.3% (9.0%) of net sales. The new Fitness Equipment Division boosted operating profit by EUR 5.1 million (after goodwill amortization). Profit before extraordinary items and taxes totalled EUR 95.6 million (2001: EUR 89.3 million) and net profit was EUR 68.5 million (2001: EUR 68.5 million). Earnings per share were EUR 2.95 (2001: EUR 2.90). 2001 operating profit included a gain of USD 8 million following the settlement of certain patent infringement lawsuits in the United States.

Net financing expenses decreased by 20% to EUR 7.4 million (2001: EUR 9.3 million), representing 0.7% of net sales.

Taxes for the 2002 financial year were EUR 26.5 million (2001: EUR 20.5 million). The tax rate rose from 23% to 28%.

Return on capital employed (ROCE) increased from 17.0% to 18.3%. Return on equity decreased from 15.6% to 15.5%.

Q4 RESULTS

The Group's Q4 net sales were EUR 266.1 million (2001: EUR 244.5 million). Precor was consolidated into Amer Group on 1 November 2002. Precor's net sales in November and December were EUR 39.5 million.

The Group's Q4 operating profit was EUR 25.8 million (2001: EUR 17.0 million), of which Precor accounted for EUR 5.1 million (after goodwill amortization). Operating profit was also boosted by the Golf Division's improved results. Profit before extraordinary items and taxes was EUR 23.6 million (2001: EUR 15.5 million).

The high season for the Winter Sports Division has a significant bearing on Amer Group's Q4 performance. Snow conditions were poor at many ski resorts in the Alps, which reduced the volume of re-orders. Atomic's net sales declined by 4% and operating profit remained unchanged.

DIVISIONAL REVIEWS

The Racquet Sports Division's net sales in 2002 were EUR 243.9 million (2001: EUR 264.8 million). Operating profit was EUR 25.6 million (2001: EUR 26.1 million). Comparable net sales in local currencies fell by 3%, while operating profit rose by 4%. Wilson retained its strong position as the No. 1 brand in tennis equipment with a global market share of 35% in tennis racquets and 22% in tennis balls.

The Golf Division made an operating profit of EUR 7.1 million (2001: loss of EUR 3.3 million) on net sales of EUR 213.3 million (2001: EUR 235.9 million). Comparable net sales in local currencies declined by 5%. Sales of clubs in the higher price point category rose substantially, and profitability improved thanks to the lower cost level achieved by the cost-cutting measures taken in 2001. Sales of golf balls weakened amidst fierce competition and there was a slight contraction in Wilson's market share.

The Team Sports Division's net sales were EUR 203.9 million (2001: EUR 204.7 million) and its operating profit was EUR 24.0 million (2001: EUR 24.2 million). Comparable net sales in local currencies rose by 6%. Sales of baseball gloves were up 21%.

In addition to sales of racquet sports, golf and team sports equipment, global sales of other products manufactured under licence from Wilson totalled approximately EUR 150 million.

Snow conditions during the 2001/2002 winter sports season were poor in several key European markets, and many ski resorts suffered from a lack of snow at the beginning of the 2002/2003 season. Nevertheless, the Winter Sports Division's net sales rose slightly to EUR 201.6 million (2001: EUR 199.3 million). Operating profit was almost unchanged at EUR 39.6 million (2001: EUR 40.2 million). Sales of alpine skis rose by 6%. Geographically, the fastest growth was in the United States, of 9%.

Suunto's net sales rose slightly to EUR 85.3 million (2001: EUR 83.4 million). Operating profit was EUR 10.5 million (2001: EUR 10.1 million). Sales of wristop computers rose by 20% and diving instruments by 7%. Wristop computers and diving instruments accounted for 60% of Suunto's net sales.

Amer Tobacco's net sales increased by 10% to EUR 114.4 million (2001: EUR 103.9 million). Operating profit fell by 4% to EUR 9.2 million (2001: EUR 9.6 million). At the beginning of the year the company began shipments of tax-free Marlboro cigarettes to the Baltic Rim region. The company paid excise duty of EUR 418.3 million on cigarettes.

ACQUISITION OF PRECOR

In October, Amer Group acquired the US fitness equipment manufacturer Precor Inc. and its sales companies. Precor was consolidated into the Group on 1 November 2002. Precor and its businesses now form Amer Group's Fitness Equipment Division.

The acquisition agreement was signed with Precor's parent company, Illinois Tool Works Inc., on 3 October 2002 and the deal was

completed on 31 October 2002. The final debt-free purchase price was USD 166 million, which was paid in cash. The transaction gave rise to goodwill on consolidation amounting to USD 144 million, which will be amortized over 20 years.

The acquisition was financed using the Group's own cash resources and short-term bridge financing. In January 2003 this was replaced by long-term bank funding.

CAPITAL EXPENDITURE

The Group's gross capital expenditure on fixed assets totalled EUR 24.1 million (2001: EUR 24.2 million), broken down by division as follows: Wilson EUR 12.3 million, Atomic EUR 6.4 million, Suunto EUR 2.3 million, Amer Tobacco EUR 1.7 million and Precor EUR 0.5 million. Investments in production and logistics accounted for most of the expenditure.

Amer Sports Europe Services GmbH built a logistics centre at Überherrn in Germany. The new facility was completed in December at a cost of EUR 5.3 million. Since January 2003 Suunto's shipments to all the main European markets have been handled directly from Überherrn. Shipments of racquet sports and team sports equipment from Überherrn will begin in spring 2003. The central warehousing facility at Nashville in the United States was also enlarged during the year at a cost of EUR 3.6 million.

Income from sales of real estate shares and other fixed assets totalled EUR 14.7 million.

RESEARCH AND DEVELOPMENT

R&D expenditure amounted to EUR 23.9 million, representing 2.2% of net sales. Of this total, EUR 11.9 million related to Wilson, EUR 5.3 million to Atomic, EUR 5.0 million to Suunto and EUR 1.7 million to Precor.

FINANCE

The equity ratio at the end of the year was 45.6% (2001: 50.7%), and gearing was 47% (2001: 26%). The Group's year-end net debt totalled EUR 209.9 million (2001: EUR 114.5 million). The Group's financial position and liquidity remained strong.

PERSONNEL

The number of Amer Group employees rose by 205 from 3,734 to 3,939 during 2002. The average number of employees during 2002 was 3,827 (2001: 4,015). The year-end total number of people employed in Precor, which was acquired in October, was 464. The year-end total numbers of employees in the other Group companies were as follows: Wilson 1,872 (2001: 2,125), Atomic 636 (2001: 633), Suunto 577 (2001: 575) and Amer Tobacco 346 (2001: 356). The Parent Company, Amer Group Plc, had 44 (2001: 45) employees at the end of the year with an average of 45 (2001: 45) during the year.

At the end of the year, the number of employees totalled 1,578 in the United States, 686 in Finland, 540 in Austria and 1,135 in the rest of the world.

During the year the Board of Directors approved a new incentive scheme.

THE PARENT COMPANY'S BOARD OF DIRECTORS AND AUDITORS

At the Annual General Meeting on 21 March 2002 it was resolved that the Board of Directors would consist of six members. Mr Felix Björklund, whose term was scheduled to expire, was re-elected for the term 2002-2004. Mr Ilkka Brotherus (term 2000-2002), Mr Pekka Kainulainen (term 2001-2003), Mr Tuomo Lähdesmäki (term 2000-2002), Mr Timo Maasilta (term 2000-2002) and Mr Roger Talermo (term 2001-2003) continued to serve as Board Members. At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman.

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company, with the auditor in charge being Mr Göran Lindell, A.P.A.

SHARES

The Company had 10,689 registered shareholders at the end of the year. Nominees accounted for 54% of the total shares in issue (50%).

Amer's share price performed favourably during the year. The share price rose 18%, compared with a 16% fall in the HEX portfolio index in Helsinki and a 39% decline in the FTSE 30 index in London. Altogether 62% of the shares in issue changed hands, with 10.9 million shares or 45% being traded on the Helsinki Exchanges, and 4.0 million or 17% on the London Stock Exchange. The share price was at its lowest in October and at its highest in May. In Helsinki, the share price high was EUR 40.00 and the low EUR 25.83, averaging EUR 31.48.

During the year a total of 80,100 new shares subscribed on the basis of 1998 A/B warrants were registered. In November-December a total of 30,500 shares were subscribed. Of these, 20,000 were registered on 15 January 2003 and 10,500 will be registered in February 2003. After the corresponding increases in share capital, the number of shares that can still be subscribed on the basis of the 1998 warrant scheme is 701,000.

The subscription period for the B warrants began on 1 January 2002. The B warrants were listed on Helsinki Exchanges and simultaneously combined with the A warrants as one security on 11 January 2002. The subscription period for the C warrants began on 1 January 2003, and these were similarly listed and combined with the A/B warrants on 2 January 2003.

The Annual General Meeting held on 21 March 2002 approved a new warrant scheme. By the end of the subscription period all 900,000 warrants of the 2002 scheme had been subscribed. The subscription period was 10 April – 30 June 2002. Each warrant has the right to subscribe for one share of Amer Group Plc. The share subscription period is 1 January 2005 – 31 December 2007 and the subscription price is EUR 32.36.

The 2002 Annual General Meeting also approved a proposal to authorise the Board of Directors to sell and dispose of Amer Group shares held by the Company. The authorisation applies to a maximum of 1,200,000 Amer shares, representing 5% of the Company's registered share capital as of 21 March 2002. During 2002 the Board did not act on the basis of these authorisations, which will remain in force until 20 March 2003. At the end of the year the Company held 968,300 own shares, representing 4% of the share capital and votes.

At the end of the year, the number of the shares in issue was 24,196,020 and the share capital totalled EUR 96,784,080. The Company's year-end market capitalisation excluding its own shares held, stood at EUR 810.6 million.

At the end of the year under review the Board of Directors had no outstanding authorisations to issue shares.

EVENTS AFTER THE END OF THE FINANCIAL YEAR

In January 2003 Suunto announced that it had started co-operation with Microsoft. As a result of the co-operation Suunto will launch a new Suunto n series of wristop computers that use wireless technology to receive short messages and user-specific information from the Internet. Radio frequencies will be used in the data transmission. The instruments will also possess the features of sports wristops such as a timer, altimeter and heart rate monitor. The Suunto n series will be launched in North America at the end of 2003.

INTRODUCTION OF IAS RULES

The Commission of the European Union has ruled that all EU listed companies must prepare their consolidated financial statements in accordance with International Accounting Standards (IAS) by 2005 at the latest. Amer Group plans to switch to IAS in 2004.

OUTLOOK FOR 2003

The outlook for the global economy and the sports equipment market in 2003 remains clouded by uncertainty. However, demand for sports equipment is strongly influenced by sports-related factors as well as the economic situation. These factors include trends in the active following of individual sports and new innovations in sports equipment. Amer Group's operations are balanced by its broad portfolio of sports and its presence in all key markets.

Global demand for tennis, golf and team sports equipment is expected to remain flat in 2003. Fierce competition is expected to continue on the golf equipment market. Demand for winter sports equipment will weaken due to poor early season snow conditions in many key markets. The growth in demand for sports instruments and fitness equipment is expected to continue.

Amer Group has set itself the goal of becoming the world's No 1 sports equipment company. With a strong cash flow from operating activities and a strong balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group's net sales and operating profit are expected to grow in 2003.

DIVIDEND PROPOSAL

Amer Group pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net profits. The Board of Directors will therefore propose to the Annual General Meeting that a dividend of EUR 1.40 (2001: EUR 1.10) per share be paid for the 2002 financial year, representing 49% of profit for the financial year.

Helsinki 6 February 2002

AMER GROUP PLC
Board of Directors

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The Group's annual report will be published during week 10. The interim reports in 2003 will be published on 29 April, 5 August and 28 October, respectively.

The Company's Annual General Meeting will be held on Thursday, 20 March 2003 at 2:00 pm at Amer Group Plc's headquarters in Helsinki (Mäkelänkatu 91).

EUR million	2002		2001	Change
CONSOLIDATED RESULTS				%
NET SALES	1,101.9		1,099.8	
Depreciation	34.4		34.9	
OPERATING PROFIT	103.0		98.6	4
Net financing expenses	-7.4		-9.3	
PROFIT BEFORE EXTRAORDINARY ITEMS	95.6		89.3	7
Extraordinary items	-		-	
PROFIT BEFORE TAXES	95.6		89.3	7
Taxes	-26.5		-20.5	
Minority interest	-0.6		-0.3	
PROFIT	68.5		68.5	
Earnings per share, EUR	2.95		2.90	
Earnings per share, diluted, EUR	2.91		2.88	
Adjusted average number of shares in issue less own shares, million	23.2		23.6	
Equity per share, EUR	19.17		18.71	
ROCE, %	18.3		17.0	
ROE, %	15.5		15.6	
Average rates used: EUR 1.00 = USD	0.94		0.90	
AVERAGE PERSONNEL	3,827		4,015	

In financial ratios shareholders' equity and number of shares exclude own shares.

NET SALES BY BUSINESS AREAS	2002	2001	Change
Racquet Sports	243.9	264.8	-8
Golf	213.3	235.9	-10
Team Sports	203.9	204.7	
Winter Sports	201.6	199.3	1
Sports Instruments	85.3	83.4	2
Fitness Equipment	39.5	-	
Tobacco	114.4	103.9	10
	1,101.9	1,092.0	1
Sold operations	-	7.8	
Net sales, total	1,101.9	1,099.8	

BREAKDOWN OF OPERATING PROFIT	2002	2001	Change
Racquet Sports	25.6	26.1	-2
Golf	7.1	-3.3	
Team Sports	24.0	24.2	-1
Winter Sports	39.6	40.2	-1
Sports Instruments	10.5	10.1	4
Fitness Equipment	6.3	-	
Tobacco	9.2	9.6	-4
Headquarters	-9.2	0.3	
Group goodwill	-10.1	-9.3	
	103.0	97.9	5
Sold operations	-	0.7	
Total	103.0	98.6	4

GEOGRAPHIC BREAKDOWN OF NET SALES	2002	%	2001	Change
North America	558.5	51	562.1	-1
Finland	109.5	10	114.7	-5
Rest of Europe	296.0	27	278.8	6
Japan	56.2	5	60.6	-7
Asia Pacific	34.8	3	35.9	-3
Other	46.9	4	47.7	-2
Group, total	1,101.9	100	1,099.8	

EUR million	2002	2001
CONSOLIDATED CASH FLOW STATEMENT		
Net cash from operating activities	90.0	93.2
Net cash from investing activities	-177.8	11.8
Net cash from financing activities	95.2	-118.1
Net increase/decrease in cash and cash equivalents	7.4	-13.1
Cash and cash equivalents at 1 Jan	25.7	41.6
Cash and cash equivalents at 31 Dec	33.1	28.5

CONSOLIDATED BALANCE SHEET	31 Dec 2002	31 Dec 2001
Assets		
Goodwill	312.1	208.1
Other intangible fixed assets	20.9	19.8
Tangible fixed assets	126.5	151.9
Long-term investments	50.3	56.0
Inventories and work in progress	156.4	155.2
Receivables	308.2	282.4
Marketable securities	-	1.5
Cash and cash equivalents	33.1	27.0
Assets	1,007.5	901.9
Shareholders' equity and liabilities		
Shareholders' equity	470.2	458.1
Minority interest	3.2	11.2
Provision for contingent losses	19.9	2.8
Long-term interest-bearing liabilities	48.2	73.4
Other long-term liabilities	17.3	19.6
Short-term interest-bearing liabilities	194.8	69.6
Other short-term liabilities	253.9	267.2
Shareholders' equity and liabilities	1,007.5	901.9
Equity ratio, %	45.6	50.7
Gearing, %	47	26
EUR 1.00 = USD	1.05	0.88

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED	31 Dec 2002	31 Dec 2001
Charges on assets	-	-
Mortgages pledged	18.2	17.3
Guarantees	1.4	-
Liabilities for leasing and rental agreements	48.0	55.6
Other liabilities	32.0	40.9

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS	31 Dec 2002	31 Dec 2001
Nominal value		
Foreign exchange forward contracts	217.9	306.6
Forward rate agreements	-	50.0
Interest rate swaps	119.2	-
Fair value		
Foreign exchange forward contracts	12.9	1.9
Forward rate agreements	-	-
Interest rate swaps	-1.6	-

EUR million	2002				2001			
QUARTERLY BREAKDOWN OF NET SALES	IV	III	II	I	IV	III	II	I
RacquetSports	39.3	60.2	70.6	73.8	48.2	73.1	74.1	69.4
Golf	28.5	39.2	79.4	66.2	38.0	47.5	89.9	60.5
Team Sports	41.9	41.4	48.6	72.0	41.9	45.6	49.1	68.1
Winter Sports	65.4	93.8	11.3	31.1	68.2	91.6	11.1	28.4
Sports Instruments	23.5	17.7	22.6	21.5	22.1	18.4	23.0	19.9
Fitness Equipment	39.5	-	-	-	-	-	-	-
Tobacco	28.0	31.3	30.3	24.8	26.1	28.3	27.3	22.2
	266.1	283.6	262.8	289.4	244.5	304.5	274.5	268.5
Sold operations	-	-	-	-	-	-	0.1	7.7
Total	266.1	283.6	262.8	289.4	244.5	304.5	274.6	276.2

EUR million	2002				2001			
QUARTERLY BREAKDOWN OF OPERATING PROFIT	IV	III	II	I	IV	III	II	I
Racquet Sports	3.2	6.6	9.5	6.3	2.5	8.7	8.3	6.6
Golf	-3.6	-2.1	12.9	-0.1	-6.3	-3.6	11.3	-4.7
Team Sports	3.2	2.5	6.6	11.7	4.4	1.9	6.5	11.4
Winter Sports	16.6	31.3	-6.8	-1.5	16.8	28.4	-5.2	0.2
Sports Instruments	3.7	2.1	3.1	1.6	2.2	2.3	3.2	2.4
Fitness Equipment	6.3	-	-	-	-	-	-	-
Tobacco	1.9	2.3	3.3	1.7	2.1	2.6	2.9	2.0
Headquarters	-2.1	-1.9	-3.1	-2.1	-2.4	-4.3	8.9	-1.9
Group goodwill	-3.4	-2.1	-2.3	-2.3	-2.3	-2.3	-2.3	-2.4
	25.8	38.7	23.2	15.3	17.0	33.7	33.6	13.6
Sold operations	-	-	-	-	-	-	-0.1	0.8
Total	25.8	38.7	23.2	15.3	17.0	33.7	33.5	14.4

AMER GROUP PLC
P.O. BOX 130, FIN-00601 HELSINKI, FINLAND
CALLING ADDRESS: MÄKELÄNKATU 91, HELSINKI
TEL. +358 9 7257 800
FAX +358 9 7257 8200

WWW.AMERSPORTS.COM

DOMICILE: HELSINKI
VAT NO. FI01315055